UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36843

NOTIFICATION OF LATE FILING	CUSIP NUMBER 09074B107

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

RENOVARE ENVIRONMENTAL, INC.
Full Name of Registrant

Former Name if Applicable

80 Red Schoolhouse Road, Suite 101
Address of Principal Executive Office (Street and Number)

Chestnut Ridge, New York 10977
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not file its Annual Report on Form 10-Q for the three month period ended March 31, 2022 on or prior to the filing deadline due to the fact that certain amounts require further confirmation and analysis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian C. Essman	(845)	330-2522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Total revenue declined from $3,454,974 for the three months ended March 31, 2021 to $410,438 during the three months ended March 31, 2022. This decrease of $3,053,536 was driven by a $2,617,796 decrease in equipment sales as a result of a decrease in sales to Carnival Corporation as the equipment deployment phase of our contract matures from the initial deployments. In addition, there was a $376,554 decrease in revenues resulting from our MBT line of business as a we continue to pause our operations at the Martinsburg WV facility during an operational and strategic review that commenced during the first quarter of 2022.

On a year to date basis, the decreases in equipment sales and MBT were the result of the same developments as the second quarter, while rental, services and maintenance increased by 7.2% to $931,003.

Below is a summary of the consolidated revenues for the current and comparative periods.

(Unaudited)	Three Months Ended		Six Months Ended
	June 30,		June 30,
Revenue:	2022	2021	2022	2021
Equipment sales	$13,197	$2,630,993	$563,837	$4,897,506
Rental, service and maintenance	388,241	447,427	931,003	868,656
MBT (Mechanical Biological Treatment)	-	376,554	42,504	729,102
Total Revenue	$401,438	$3,454,974	$1,537,344	$6,495,264

RENOVARE ENVIRONMENTAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022	By:	/s/Brian C. Essman
Brian C. Essman
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)